SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: January 28, 2016	By	/s/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

SHAREHOLDERS OF ChipMOS TECHNOLOGIES APPROVE TSINGHUA UNIGROUP PRIVATE PLACEMENT

Hsinchu, Taiwan, January 28, 2016 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that the required greater than 50% of shareholders of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) have voted in person or by proxy to approve the proposed private placement (“Private Placement”) with Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”). In total, 99.3% of the shares voted were voted in favor of the Private Placement, representing approximately 88.7% of the total shares outstanding of ChipMOS Taiwan. The proposed Private Placement remains subject to routine regulatory approvals in Taiwan.

As detailed in the Company’s press release dated December 11, 2015, the Board of Directors of ChipMOS Taiwan authorized and signed a share purchase agreement to sell 299,252,000 common shares of ChipMOS Taiwan to Tsinghua Unigroup through a Private Placement at a price of NT$40.0 per common share, valuing the proposed transaction at approximately NT$12.0 billion (approximately US$368.3 million). ChipMOS Taiwan expects it would use proceeds from the proposed Private Placement for capacity expansion and technology development in China and Taiwan, potential acquisitions and general corporate purposes.

“The positive vote by shareholders is inline with the compelling potential financial and strategic benefits to the Company of the proposed Private Placement with Tsinghua Unigroup,” commented S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS and ChipMOS Taiwan. “We see this alliance as helping to further fortify our position in the rapidly evolving semiconductor supply chain.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qingpu Industrial Zone in Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) (Taiwan Stock Exchange: 8150), was established in August 1997 and is an industry leading provider of semiconductor assembly and test services. ChipMOS Taiwan is a leader in Taiwan’s IC packaging and testing industry and has one of the world’s largest LCD driver capacity footprints for packaging and testing. For more details, please refer to ChipMOS Taiwan’s website http://www.chipmos.com.tw.

Forward-Looking Statements:

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in financial services industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of transaction. These risks and uncertainties include those expected to be discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS TW may file with the U.S. SEC.